ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

December 4, 2020
Chelsea M. Childs, Esq. T +1 415 315 6374 chelsea.childs@ropesgray.com
BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	DoubleLine Income Solutions Fund (the “Fund” or the “Registrant”)
File Numbers: 333-249168 and 811-22791

Dear Ms. Dubey:

On behalf of the Registrant, we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) via telephone on November 4, 2020 on the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the SEC on September 30, 2020. The below responses will be reflected, to the extent applicable, in a subsequent filing. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

Prospectus

Cover Pages

1)	Comment: The cover page states on page (iii):

“The Fund may invest in debt securities and other income-producing investments based on DoubleLine’s assessment of the potential returns and risks of different sectors of the debt security markets and of particular securities and other investments. Such securities may include, by way of example, U.S. Government securities; debt securities issued by domestic or foreign corporate or other issuers; obligations of foreign sovereigns or their agencies or instrumentalities; equity, mortgage, or hybrid real estate investment trust (“REIT”) securities that trade on an exchange (i.e., the Fund may not purchase REIT securities that do not trade on an exchange); loans of any kind (including, among others, bank loans, senior loans, delayed funding loans, revolving credit facilities, assignments, participations, subordinated loans, debtor-in-possession loans, and exit facilities); municipal securities and other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises; collateralized loan obligations; payment-in-kind securities; zero-coupon bonds; inflation-indexed bonds; structured notes and other hybrid instruments; convertible securities; credit-linked trust certificates; preferred securities; commercial paper; and cash and cash equivalents.” (emphasis added)

The same language also appears on page 2 of the prospectus. Please replace this language with a description only of the Fund’s actual principal investments, rather than listing examples. See Instruction to Item 3.2 of Form N-2.

Response: The Fund respectfully submits that the language referenced above describes the Fund’s principal investments (“debt securities and other income-producing investments”), and that the subsequent list of examples is meant to illustrate what that phrase means. With respect to the language referenced on the cover page, specifically, the Fund respectfully submits that Item 1.2 to Form N-2 permits the cover page to “include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information,” and the Fund therefore believes that the inclusion of this clarifying language is appropriate under the Form instructions.

Prospectus Summary

2)

Comment: Please consider how the disclosure in the prospectus, including risk disclosure, should be revised based on how events related to COVID-19 may affect the Fund and its investments, or explain why no revision is warranted.

Response: The Fund notes that risk disclosure relating to COVID-19 is included under Portfolio Contents – Collateralized Debt Obligations and under the following Principal Risk Factors: Market Disruption and Geopolitical Risk, Mortgage-Backed Securities Risk, Asset-Backed Securities Investment Risk and Loan Risk. The Fund believes that this existing disclosure is appropriate, responsive to the Staff’s comments and describes the risks associated with investments in the Fund as well as those factors generally associated with investment in a company with investment objectives and policies similar to the Fund’s.

Anti-Takeover and Other Provisions in the Declaration of Trust

3)

Comment: On page 100, under Anti-takeover and Other Provisions in the Declaration of Trust, the disclosure states, “The Declaration of Trust also provides that, except with respect to claims asserted under the federal securities laws, shareholders must make a demand on the Trustees requesting the Trustees to bring or maintain any action, proceeding or claim on behalf of the Fund or any class of shareholders unless the plaintiff makes a specific showing that irreparable nonmonetary injury to the Fund or a series or class of shares would otherwise result.” The Staff has reviewed the Amended and Restated Declaration of Trust (the “Declaration”) from 2013 and notes that this exception is not included. Accordingly, please remove the phrase “except with respect to claims asserted under the federal securities laws.”

Response: The requested change will be reflected in a subsequent Registration Statement filing.

Statement of Additional Information

4)	Comment: On page 4, under Investment Restrictions – Fundamental Investment Policies, the

disclosure states “For purposes of applying the terms of Fundamental Investment Policy (4), the Fund expects to treat an investment in an investment company that concentrates its investments in a particular industry as an investment by the Fund in that industry generally to the extent of the Fund’s estimate of the underlying fund’s investment in that industry for purposes of applying the Fund’s limit on industry concentration” (emphasis added). Please revise this language to reflect that the Fund does not merely expect to, but will consider its holdings in other investment companies to determine compliance with its concentration policy.

Response: The requested change will be reflected in a subsequent Registration Statement filing.

5)

Comment: To the extent the Fund invests in municipal securities, please confirm that, for the purposes of measuring diversification and industry concentration, the Fund will look through to the underlying issuer of any private activity bonds or similar municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of nongovernmental entities. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, SEC Release No. IC-9785 (May 31, 1977) (“Release No. IC-9785”).

Response: The Fund confirms that it intends to look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

*      *       *

We believe that this letter fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Adam D. Rossetti, Esq.
Jeremy C. Smith, Esq.

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